UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2026

Ashley George
Chief Financial Officer
Fortune Brands Innovations, Inc.
1 Horizon Way, Building N
Deerfield , Illinois 60015-3888

Re: Fortune Brands Innovations, Inc.
Form 10-K for the year ended December 27, 2025
Form 8-K furnished February 12, 2026
File No. 001-35166

Dear Ashley George:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 27, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations
2025 Compared to 2024
Total Fortune Brands, page 25

1. In the Results of Operations section, when you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify in future filings, where possible, the extent to which each factor contributed to the overall change in that line item. This disclosure should be provided for each significant income statement line item as well as for the segment discussion. As an example, your discussion on page 26 of the $221.8 million decrease in Operating income only quantifies asset impairment charges of $53.6 million and higher restructuring and restructuring-related charges of $67.8 million, without similar quantification provided for the other drivers identified. Please revise accordingly. Refer to Item 303(b)(2) of Regulation S-K and and SEC Release No. 33-8350 for guidance.

Critical Accounting Estimates

Goodwill and Indefinite-lived Intangible Assets, page 36

2. We note your disclosure on page 36 that the significant assumptions that are used to determine the estimated fair value of reporting units for impairment testing are forecasted revenue growth rates, operating income margins, market-participant discount rates and EBITDA multiples. You also disclose the actual assumptions used to estimate the fair values of the goodwill related to continuing operations tested quantitatively during the year ended December 27, 2025. Please explain to us, and revise your disclosure to clarify, the reporting units that were tested quantitatively versus qualitatively and explain why a quantitative analysis was performed. If any reporting units have a fair value that does not substantially exceed its carrying value, please revise to also disclose the percentage by which fair value exceeded carrying value at the date of the most recent test and the amount of goodwill allocated to the reporting unit. Please refer to Item 303(b)(3) of Regulation S-K.

Note 18. Information on Business Segments, page 82

3. We note the tables included in Note 18 that present by segment: net sales, depreciation, amortization, other segment items and total operating income. We also note that the table presents an amount for unallocated expenses in the total column prior to the calculation of total operating income. Please note that this presentation is not consistent with the guidance in ASC 280-10-50-30(b) which requires a reconciliation of the total of the reportable segments' amounts for each measure of profit or loss to your consolidated income before income taxes. See example reconciliation in ASC 280-10-55-48. Additionally, the amounts disclosed for each segment's "other segment items" should not be totaled in the last column, as that would represent a non-GAAP financial measure. Please revise future filings accordingly.

Form 8-K furnished February 12, 2026

Exhibit 99.1 Earnings Release, page 6

4. We note that your non-GAAP performance measures such as Diluted EPS from continuing operations before charges/gains, and operating income and margin before charges/gains shown on a consolidated basis, and by segment, include an adjustment for "other charges/gains." We further note from your disclosure on page 13 that "other charges/(gains)" represent costs that are directly related to restructuring initiatives but cannot be reported as restructuring costs under GAAP. These costs can include losses from disposing of inventories, trade receivables allowances from discontinued product lines, accelerated depreciation due to the closure of facilities, gains or losses from selling previously closed facilities. Please provide us with detail of the nature of each significant amount included in this adjustment, along with an explanation of why you believe these adjustments are not considered normal operating costs. See guidance in Question 100.1 of the SEC Staff's Corporation Finance Interpretations on Non-GAAP Financial Measures.

5. We note that included in your disclosure of reconcilations of segment and consolidated operating income to operating income before charges/gains, you have disclosed a reconciliation of Corporate Expense (GAAP) to General and Administrative expenses

before charges/gains. Please note that this reconciliation does not appear appropriate as the Corporate Expense amount is not a measure calculated in accordance with GAAP and represents a reconciling item for purposes of your ASC 280 required disclosures only in the notes to your financial statements. Please revise to remove this reconciliation. The adjusted Corporate expenses amounts should also be removed from the disclosure at the bottom of the table on page 13.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing